FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34884

Global Education & Technology Group Limited

9F Tower D, Beijing New Logo

A18 Zhongguancun South Street, Haidian District

Beijing 100081

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

Global Education & Technology Group Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated August 29, 2011	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Education & Technology Group Limited

By:	/s/ Yongqi Zhang
Name:	Yongqi Zhang
Title:	Chief Executive Officer

Date: August 30, 2011

3

Exhibit 99.1

Global Education Announces Second Quarter 2011 Financial Results

2Q11 Net Revenues Increased 25.6% Year-Over-Year

2Q11 Net Income Increased 35.4% Year-Over-Year

BEIJING, August 29, 2011 – Global Education & Technology Group Ltd. (NASDAQ: GEDU) (“Global Education” or the “Company”), the largest test preparation provider for the International English Language Testing System (“IELTS”) and a leading provider of educational courses and related services in China, today announced unaudited financial results for the second quarter of 2011.

Second Quarter 2011 Financial Highlights

—	Total net revenues increased 25.6% year-over-year to RMB88.9 million ($13.8 million1) from RMB70.8 million in the second quarter of 2010.

—

Net income, including share-based compensation and fair value change in contingent consideration payable attributable to Global Education, increased 35.4% to RMB11.1 million ($1.7 million), from RMB8.2 million in the second quarter of 2010.

—

Non-GAAP operating income, excluding share-based compensation of RMB1.8 million ($0.3 million) versus RMB1.1 million for the second quarter 2010, decreased 74.1% year-over-year to RMB2.8 million ($0.4 million) from RMB10.8 million in the second quarter of 2010. GAAP operating income (including share-based compensation) decreased 89.7% year-over-year to RMB1.0 million ($0.2 million) from RMB9.7 million in the second quarter of 2010. In the quarter, we continue to expand our learning center network and marketing tied to our new, high potential business lines of Kids Science and after-school tutoring by adding 6 new learning centers. As of June 30, 2011, we had 36 learning centers in 9 cities covering the kids area.

—

Non-GAAP net income, excluding share-based compensation and fair value change in contingent consideration payable attributable to Global Education, decreased 17.4% year-over-year to RMB10.9 million ($1.7 million) from RMB13.2 million in the second quarter of 2010.

—	Total course enrollments increased 7.3% year-over-year to 263,043, compared to 245,164 in the second quarter of 2010.

—	Total number of learning centers increased to 414, covering 130 cities as of June 30, 2011, up from 379 as of March 31, 2011.

—

Total number of directly-owned-and-operated learning centers increased by 10 to 105 as of June 30, 2011, from 95 as of March 31, 2011. Of these 105 directly-owned-and-operated learning centers, 69 specialize in IELTS and other language test preparation and 36 are designated for kids related educational services, which includes Kids English, Kids Science and after-school tutoring.

Six months ended June 30, 2011 Financial Highlights

—	Total net revenues increased 24.8% year-over-year to RMB165.7 million ($25.6 million1) from RMB132.8 million in the six months ended June 30, 2010.

1.	This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended and six months ended June 30, 2011 were made at a rate of RMB6.4635 to USD1.00, the U.S. dollar exchange rate against the Renminbi on June 30, 2011 as set forth in the H.10 weekly statistical release of Federal Reserve Board. Global Education makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all

•

Net income, including share-based compensation and fair value change in contingent consideration payable attributable to Global Education, increased 52.7% to RMB22.9 million ($3.5 million), from RMB15.0 million in the six months ended June 30, 2010.

•

Non-GAAP operating income, excluding share-based compensation of RMB3.8 million ($0.6 million) versus RMB2.2 million for the six months ended June 30, 2010, decreased 69.1% year-over-year to RMB6.4 million ($1.0 million) from RMB20.7 million in the six months ended June 30, 2010. GAAP operating income (including share-based compensation) decreased 85.9% year-over-year to RMB2.6 million ($0.4 million) from RMB18.5 million in the six months ended June 30, 2010. In the first half of fiscal year 2011, we continue to expand our learning center network and marketing, especially our new, high potential business lines of Kids Science and after-school tutoring. In the six months ended June 30, 2011, we have added 23 new learning centers, 6 of which related to our test preparation business and 17 new learning centers relating to Kids Science and after-school tutoring.

•

Non-GAAP net income, excluding share-based compensation and fair value change in contingent consideration payable attributable to Global Education, decreased 19.4% year-over-year to RMB17.0 million ($2.6 million) from RMB21.1 million in the six months ended June 30, 2010.

•	Total course enrollments increased 9.7% year-over-year to 460,444, compared to 419,545 in the six months ended June 30, 2010.

•	Total number of learning centers increased to 414, covering 130 cities as of June 30, 2011, up from 351 as of December 31, 2010.

•	Total number of directly-owned-and-operated learning centers increased by 23 to 105 as of June 30, 2011, from 82 as of December 31, 2010.

Mr. David Yongqi Zhang, Founder and Chief Executive Officer of Global Education, commented, “During the second quarter of 2011, our IELTS revenue maintained positive growth. IELTS enrollments grew more slowly than expected compared to the historical trend in the same quarter as more Chinese students chose to study in the US this year comparing with last year and took TOEFL tests. Fortunately, because of our strong teacher resources and brand power, our higher-priced personalized VIP and small-class courses have been developing rapidly. In the second quarter, we added another six learning centers for Kids Science and after-school tutoring and expect to be able to complete the full year expansion plan of having 40 learning centers for those two programs by the end of the third quarter. We plan to enhance revenues in the Kids Science and after-school tutoring through increased advertising in the cities where these programs are being offered and adding street-level marketing activities in commercial districts in the second half of 2011.”

Mr. Zhang continued, “I believe fiscal year 2011 represents a period for additional investment for our sustainable long-term growth. During this time of expansion, our operating margin will be under some pressure. As we optimize the Company’s human resource capacity and train new teachers for a more cost-efficient mix of personnel, we expect to improve operating margins in the next two years. Going forward, we will continue to strengthen our competitiveness in IELTS preparation, further expand VIP and small-class learning centers, and enter new cities through directly opening new learning centers and acquisition of franchised centers, in order to drive revenue growth from IELTS test preparation services.”

Ms. Hannah Lee, Vice President and Chief Financial Officer of Global Education, stated, “Considering the challenges we faced with IELTS enrollment as mentioned by David, we are pleased with the 25.6% year-over-year revenue growth in the second quarter. We are also encouraged by the early results of our diversified growth strategy during a usually slow second quarter. Sales and marketing expense and general and administrative expense increased during the period as we continued to expand our learning center network and invested in marketing and promotional activities for our kids sub-brands ahead of the historical peak season in the third quarter. “

Second Quarter 2011 Financial Performance

Second quarter 2011 net revenues increased by 25.6% year-over-year to RMB88.9 million ($13.8 million) from RMB70.8 million in the same period of 2010. The increase was primarily due to the following:

•

Net revenues from educational programs and services increased by 23.6% to RMB81.8 million ($12.7 million) in the second quarter of 2011 compared to RMB66.2 million in the second quarter of 2010, mainly due to higher average selling price and an increase in course enrollments.

•

Net revenues from franchise fees, study abroad consulting services and sales of books and course materials increased by 54.3% to RMB7.1 million ($1.1 million) in the second quarter of 2011, compared to RMB4.6 million in the prior year period, driven primarily by increased number of students serviced and commissions earned in relation to our study abroad consulting services and increased book sales revenue.

Cost of revenues, which primarily consisted of salaries and benefits, rent payments, and books and course material printing costs, increased 41.4% to RMB43.7 million ($6.8 million) in the second quarter of 2011 compared to RMB30.9 million in the same period of 2010. This was mainly due to expansion of our teaching faculty, increased rental expenses, and costs related to the growth in the Company’s network of directly operated learning centers. This was especially of the case for Kids Science and after school tutoring, programs for which the Company opened two related centers outside of Beijing during the second quarter. As a result, cost of revenues represented 49.2% of net revenues in the second quarter of 2011, up from 43.6% of net revenues in the same period of 2010.

Selling and marketing expenses increased 43.6% to RMB31.6 million ($4.9 million) in the second quarter of 2011 compared to RMB22.0 million in the same period in 2010, reflecting an increase in sales and marketing staff as well as additional marketing and promotional activities in advance of our historically peak season in the third quarter. These expenses were also driven by expanded offerings for Kids Science and after-school tutoring. As a result, selling and marketing expenses represented 35.5% of net revenues in the second quarter of 2011, up from 31.1% of net revenues in the same period of 2010.

General and administrative expenses increased 53.7% to RMB12.6 million ($1.9 million) in the second quarter of 2011 compared to RMB8.2 million in the same period of 2010 mainly due to higher share-based compensation expenses of RMB1.5 million ($0.2 million) in the second quarter of 2011 versus RMB0.6 million in 2010, and increased professional fees compared to the second quarter in 2010 when we were still a private company. General and administrative expenses represented 14.2% of net revenues in the second quarter of 2011, compared to 11.6% in the same period of 2010.

Operating income decreased 89.7% to RMB1.0 million ($0.2 million) in the second quarter of 2011, from RMB9.7 million in the same period of 2010, mainly due to a combined increase in cost of revenues, sales and marketing expenses, and general and administrative expenses.

As a result, operating margin for the second quarter of 2011 was 1.1%, compared to 13.7% in the same period of last year.

Fair value change in contingent consideration payable resulted in a gain of RMB2.0 million ($0.3 million) as this non-cash gain relates to mark-to-market adjustment of our contingent consideration payable for performance-linked equity of the Shenyang and Kaiyu schools acquisitions. This fair value change is calculated by multiplying the change of our share price between March 31, 2011 and June 30, 2011 by the number of contingent performance-based shares outstanding.

Income tax expenses in the second quarter of 2011 was RMB0.3 million ($0.1 million) compared to income tax recovery of RMB0.9 million in the same period of 2010. The effective tax rate was 2.5% in the second quarter of 2011, compared to an effective tax rate of 12.0% recovery in the same period of 2010. The increase in effective tax rate was due to the release of accrued tax liabilities in relation to the restructuring of a city’s schools by reallocating learning centers within the schools in the second quarter of 2010.

Net income increased 35.4% to RMB11.1 million ($1.7 million) in the second quarter of 2011, compared to RMB8.2 million in the same quarter of 2010.

Basic and diluted earnings per ADS were RMB0.44 ($0.07) in the second quarter of 2011. The number of weighted average ADSs used to calculate basic and diluted earnings per ADS were 25.9 million and 26.0 million, respectively. Each ADS represents four ordinary shares. The Company had approximately 103.6 million ordinary shares outstanding as of June 30, 2011.

Non-GAAP net income, excluding share-based compensation expenses and fair value change in contingent consideration payable attributable to Global Education, was RMB10.9 million ($1.7 million) in the second quarter of 2011, representing a 17.4% decrease from the same period of 2010.

Basic and diluted non-GAAP net income per ADS, excluding share-based compensation expenses and fair value change in contingent consideration payable attributable to Global Education, for the second quarter of 2011 were both RMB0.40 ($0.06).

Net cash provided by operating activities in the three months ended June 30, 2011 was approximately RMB43.2 million ($6.7 million) compared to RMB35.0 million in the three months ended June 30, 2010. The increase was primarily due to our increased efforts in expanding our learning center network with the opening of ten new learning centers, and our increased promotional and marketing activities in advance of the historical peak third quarter.

Six months ended June 30, 2011 Financial Performance

Six months ended June 30, 2011 net revenues increased by 24.8% year-over-year to RMB165.7 million ($25.6 million) from RMB132.8 million in the same period of 2010. The increase was primarily due to the following:

•

Net revenues from educational programs and services increased by 23.7% to RMB153.8 million ($23.8 million) in the six months ended June 30, 2011 compared to RMB124.3 million in the six months ended June 30, 2010, mainly due to higher average selling price and an increase in course enrollments.

•

Net revenues from franchise fees, study abroad consulting services and sales of books and course materials increased by 38.4% to RMB11.9 million ($1.8 million) in the six months ended June 30, 2011, compared to RMB8.6 million in the prior year period, driven primarily by increased number of students serviced and commissions earned in relation to our study abroad consulting services and increased book sales revenue.

Cost of revenues, which primarily consisted of salaries and benefits, rent payments, and books and course material printing costs, increased 38.2% to RMB82.2 million ($12.7 million) in the six months ended June 30, 2011 compared to RMB59.5 million in the same period of 2010. This was mainly due to larger teaching faculty, increased rental expenses, and costs related to the growth in the Company’s network of directly operated learning centers, especially relating to those for Kids Science and after school tutoring programs. As a result, cost of revenues represented 49.6% of net revenues in the six months ended June 30, 2011, up from 44.8% of net revenues in the same period of 2010.

Selling and marketing expenses increased 46.9% to RMB57.6 million ($8.9 million) in the six months ended June 30, 2011 compared to RMB39.2 million in the same period in 2010, reflecting an increase in sales and marketing staff as well as additional marketing and promotional activities for the Kids Science and after-school tutoring business and also in advance of our summer peak quarter. As a result, selling and marketing expenses represented 34.8% of net revenues in the six months ended June 30, 2011, up from 29.5% of net revenues in the same period of 2010.

General and administrative expenses increased 48.4% to RMB23.3 million ($3.6 million) in the six months ended June 30, 2011 compared to RMB15.7 million in the same period of 2010 mainly due to higher share-based compensation expenses of RMB3.0 million ($0.5 million) in the six months ended June 30, 2011 versus RMB1.2 million in 2010, and increased professional fees compared to the first half of 2010 when we were still a private company. General and administrative expenses represented 14.1% of net revenues in the six months ended June 30, 2011, compared to 11.8% in the same period of 2010.

Operating income decreased 85.9% to RMB2.6 million ($0.4 million) in the six months ended June 30, 2011, from RMB18.4 million in the same period of 2010, mainly due to a combined increase in cost of revenues, sales and marketing expenses, and general and administrative expenses.

As a result, operating margin for the six months ended June 30, 2011 was 1.6%, compared to 13.9% in the same period of last year.

Fair value change in contingent consideration payable resulted in a gain of RMB9.7 million ($1.5 million) as this non-cash gain relates to mark-to-market adjustment of our contingent consideration payable for performance-linked equity of the Shenyang and Kaiyu schools acquisitions. This fair value change is calculated by multiplying the change of our share price between December 31, 2010 and June 30, 2011 by the number of contingent performance-based shares outstanding.

Income tax expenses for the six months ended June 30, 2011 was RMB1.3 million ($0.2 million) compared to RMB2.5 million in the same period of 2010. The effective tax rate was 5.4% in the six months ended June 30, 2011, compared to an effective tax rate of 14.3% in the same period of 2010. The decrease was mainly due to that the IPO-related expenses paid in the first quarter which were deductible for tax purposes and were accounted as a reduction of paid-in capital that did not reduce net income for accounting purposes in accordance with US GAAP.

Net income increased 52.7% to RMB22.9 million ($3.5 million) in the six months ended June 30, 2011, compared to RMB15.0 million in the same period of 2010.

Basic and diluted earnings per ADS were RMB0.88 ($0.14) for the six months ended June 30, 2011. The number of weighted average ADSs used to calculate basic and diluted earnings per ADS were 25.9 million and 26.1 million, respectively. Each ADS represents four ordinary shares.

Non-GAAP net income, excluding share-based compensation expenses and fair value change in contingent consideration payable attributable to Global Education, was RMB17.0 million ($2.6 million) in the six months ended June 30, 2011, representing a 19.4% decrease from RMB21.1 million in the same period of 2010.

Basic and diluted non-GAAP net income per ADS, excluding share-based compensation expenses and fair value change in contingent consideration payable attributable to Global Education, for the six months ended June 30, 2011 were both RMB0.64 ($0.10).

As of June 30, 2011, the Company had cash and cash equivalents of RMB853.3 million ($132.0 million), compared to RMB367.6 million as of June 30, 2010.

Net cash provided by operating activities in the six months ended June 30, 2011 was approximately RMB63.0 million ($9.7 million) compared to RMB57.3 million in the six months ended June 30, 2010. The increase was primarily due to our increased efforts in expanding our learning center network with the opening of ten new learning centers, and our increased promotional and marketing activities in advance of the historical peak third quarter.

Deferred revenues increased to RMB140.8 million ($21.8 million) as of June 30, 2011, from RMB102.2 million as of June 30, 2010. This increase was mainly due to continued business growth.

As of June 30, 2011, Global Education had repurchased a total of 110,121 ADSs, at an aggregate cost of US$0.6 million. Global Education’s board of directors will review the share repurchase program periodically, and may continue to repurchase ADSs on the open market from time to time under the share repurchase program and/or authorize adjustment of its terms and size accordingly.

Financial Outlook for Third Quarter of 2011

The Company estimates that its net revenues for the third quarter of 2011 will be in the range of RMB154 million ($23.8 million) to RMB158 million ($24.4 million), an increase of approximately 20.5% to 23.7% over the same quarter in the previous year.

This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call at 8:00 pm ET on Monday, August 29, 2011, to discuss its unaudited second quarter 2011 financial results. Listeners may access the call by dialing:

US Toll Free: +1-800-860-2442

International: +1-412-858-4600

Access code: Global Education & Technology

A replay of the call will be available through September 5, 2011. Listeners may access the replay by dialing:

US Toll Free: +1-877-344-7529

International: +1-412-317-0088

Access code: 10003316

A webcast will also be available through the Company’s website at http://ir.globaleducation.cn until September 6, 2011.

About Global Education

Global Education & Technology Group Ltd. (Nasdaq: GEDU) is the largest test preparation provider for IELTS and a leading provider of educational courses and related services in China. Under its “Global” brand, the Company also offers diversified services that span a student’s educational life cycle, including after-school courses, overseas study consulting, and professional certification test preparation. As of June 30, 2011, the Company’s network comprised 105 directly operated and 309 franchised learning centers across China, as well as an online course delivery platform with more than one million registered members. For more information, please visit www.gedu.org.

Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the third quarter of 2011, the Company’s future plans and the growth prospects of the Company’s business and industry, including without limitation the Company’s Kids Science, after-school tutoring and TOEFL test preparation businesses. The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to anticipate and meet market demand, the growth of China’s economy and education market, uncertainties with respect to the China’s legal and regulatory environments, and other factors, including those stated in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s prospectus dated October 7, 2010 which was filed with the SEC and is available on the SEC’s website at www.sec.gov.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about Global Education and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Measures

To supplement Global Education’s unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (GAAP), the Company uses the following measures defined as non-GAAP financial measures: net income excluding share-based compensation expenses and fair value change in contingent consideration, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses and fair value change in contingent consideration payable.

Global Education believes that these non-GAAP financial measures are useful for its management and investors to assess and analyze the Company’s core operating results as share-based compensation expenses and fair value change in contingent consideration payable is not directly attributable to the underlying performance of the Company’s business operations and may not be indicative of its operating performance from a cash perspective. These non-GAAP financial measures also facilitate management’s internal comparisons to its historical performance and liquidity. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the share-based compensation charge and fair value change in contingent consideration payable that have been and will continue to be for the foreseeable future a significant recurring expense in Global Education’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The Company is only providing these non-GAAP performance measures in the press release, and will not incorporate into GAAP financial statements. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliation of Unaudited non-GAAP measures to the Most comparable GAAP measures” set forth at the end of this press release.

Contact Information

Global Education & Technology Group Ltd.

Ms. Hannah Lee, VP & CFO / Ms. Fay Zhang, VP

Phone: +86 10 6212 5800

E-mail: ir@gedu.org

ICR Inc.

Mr. Rob Koepp

Phone: +86-10-6583-7516 or +1-646-328-2520

E-mail: robert.koepp@icrinc.com

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of June 30, 2011	As of March 31, 2011	As of June 30, 2011
	RMB	RMB	USD
Current assets:

Cash and cash equivalents	853,291	814,337	132,017
Restricted cash	771	771	119
Term deposits	—	5,000	—
Accounts receivable, net of allowance	4,574	2,968	708
Prepaid expenses and other current assets	28,623	23,403	4,428
Deferred tax assets, current	6,770	5,605	1,047
Amounts due from a related party	320	—	50

Total current assets	894,349	852,084	138,369

Property and equipment, net	85,064	85,674	13,161
Acquired intangible assets, net	6,168	5,168	954
Goodwill	36,136	35,906	5,591
Other non-current assets	5,696	4,908	881

Total Assets	1,027,413	983,740	158,956

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable	18,990	14,605	2,938
Deferred revenue	140,752	104,968	21,776
Accrued expenses and other current liabilities	39,856	34,794	6,167
Deferred tax liabilities, current	395	366	61
Tax payable	3,273	6,961	507
Amount due to a related party	298	—	46

Total current liabilities	203,564	161,694	31,495

Contingent consideration payable	13,379	15,386	2,069
Deferred tax liabilities, non-current	2,900	2,042	449
Other non-current liabilities	3,868	4,204	598

Total Liabilities	223,711	183,326	34,611

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of June 30, 2011	As of March 31, 2011	As of June 30, 2011
	RMB	RMB	USD
Shareholders’ Equity
Ordinary shares	75	75	12
Additional paid-in capital	708,830	706,888	109,667
Treasury stock	(3,607)	—	(558)
Statutory reserves	27,369	26,252	4,234
Retained earnings	84,609	74,674	13,090
Accumulated other comprehensive loss	(13,574)	(7,475)	(2,100)

Total Shareholders’ Equity	803,702	800,414	124,345

Total Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Equity	1,027,413	983,740	158,956

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except ADS and per ADS data)

	For the three months ended June 30,
	2011	2010	2011
	RMB	RMB	USD
Revenues
Educational programs and services	81,805	66,197	12,656
Franchise fees, study abroad consulting services and sales of books and course materials	7,052	4,614	1,091

Total revenues	88,857	70,811	13,747

Operating costs and expenses
Cost of revenues	(43,708)	(30,918)	(6,762)
Selling and marketing expenses	(31,592)	(22,018)	(4,888)
General and administrative expenses	(12,565)	(8,169)	(1,944)

Total operating costs and expenses	(87,865)	(61,105)	(13,594)

Operating income	992	9,706	153

Interest income	4,969	1,769	769
Foreign exchange gain/(loss), net	3,397	(94)	526
Consideration payable fair value change	2,008	(3,915)	311
Other income/(expense), net	(27)	(154)	(4)

Income before income taxes	11,339	7,312	1,755

Income tax (expense)/benefit	(287)	874	(45)

Net income	11,052	8,186	1,710

Accretion of convertible redeemable preferred shares	—	977	—
Income allocated to participating preferred shareholder	—	(3,024)	—
Net income attributable to ordinary shareholders	11,052	6,139	1,710

Net income per share:
Basic	0.11	0.12	0.02
Diluted	0.11	0.11	0.02

Weighted average number of shares outstanding:
Basic	103,604,136	49,799,748	103,604,136
Diluted	103,966,309	75,071,246	103,966,309

	For the three months ended June 30,
	2011	2010	2011
	RMB	RMB	USD
Share-based compensation expense included in:
Cost of revenues	120	142	19
Selling and marketing expenses	235	357	36
General and administrative expenses	1,474	598	228

Total	1,829	1,097	283

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Reconciliation of Unaudited Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands, except ADS and per ADS data)

	For the three months ended June 30,
	2011	2010	2011
	RMB	RMB	USD
General and administrative expenses	12,565	8,169	1,944
Share-based compensation expense in general and administrative expenses	1,474	598	228

Non-GAAP general and administrative expenses	11,091	7,571	1,716
Total operating costs and expenses	87,865	61,105	13,594
Share-based compensation expenses	1,829	1,097	283

Non-GAAP operating costs and expenses	86,036	60,008	13,311
Operating income	992	9,706	154
Share-based compensation expenses	1,829	1,097	283

Non-GAAP operating income	2,821	10,803	437
Operating margin	1.1%	13.7%	1.1%
Non-GAAP operating margin	3.2%	15.3%	3.2%
Net income	11,052	8,186	1,710
Share-based compensation expenses	1,829	1,097	283
Fair value change in contingent consideration payable	(2,008)	3,915	(311)

Non-GAAP net income	10,873	13,198	1,682
Net income per ADS attributable to ordinary shareholders - Basic (Note 1)	0.44	0.48	0.07
Net income per ADS attributable to ordinary shareholders - Diluted (Note 1)	0.44	0.44	0.07
Non-GAAP Net income per ADS attributable to ordinary shareholders - Basic (Note 1)	0.40	0.76	0.06
Non-GAAP Net income per ADS attributable to ordinary shareholders - Diluted (Note 1)	0.40	0.72	0.06
Weighted average shares used in calculating basic net income per ADS (Note 1)	103,604,136	49,799,748	103,604,136
Weighted average shares used in calculating diluted net income per ADS (Note 1)	103,966,309	75,071,246	103,966,309

Note 1: Each ADS represents four common shares

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except ADS and per ADS data)

	For the six months ended June 30,
	2011	2010	2011
	RMB	RMB	USD
Revenues
Educational programs and services	153,770	124,253	23,791
Franchise fees, study abroad consulting services and sales of books and course materials	11,923	8,579	1,845

Total revenues	165,693	132,832	25,636

Operating costs and expenses
Cost of revenues	(82,183)	(59,478)	(12,715)
Selling and marketing expenses	(57,624)	(39,179)	(8,915)
General and administrative expenses	(23,334)	(15,666)	(3,610)

Total operating costs and expenses	(163,141)	(114,323)	(25,240)

Operating income	2,552	18,509	396

Interest income	8,069	3,224	1,248
Foreign exchange gain, net	3,347	(100)	518
Consideration payable fair value change	9,725	(3,915)	1,505
Other income/(expense), net	483	(254)	74

Income before income taxes	24,176	17,464	3,741

Income tax expense	(1,284)	(2,485)	(199)

Net income	22,892	14,979	3,542

Accretion of convertible redeemable preferred shares	—	(939)	—
Income allocated to participating preferred shareholder	—	(5,278)	—
Net income attributable to ordinary shareholders	22,892	8,762	3,542

Net income per share:
Basic	0.22	0.18	0.03
Diluted	0.22	0.17	0.03

Weighted average number of shares outstanding:
Basic	103,636,320	49,455,270	103,636,320
Diluted	104,248,979	50,092,576	104,248,979

	For the six months ended June 30,
	2011	2010	2011
	RMB	RMB	USD
Share-based compensation expense included in:
Cost of revenues	296	283	46
Selling and marketing expenses	537	717	83
General and administrative expenses	2,998	1,188	464

Total	3,831	2,188	593

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Reconciliation of Unaudited Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands, except ADS and per ADS data)

	For the six months ended June 30,
	2011	2010	2011
	RMB	RMB	USD
General and administrative expenses	23,334	15,666	3,610
Share-based compensation expense in general and administrative expenses	2,998	1,188	464

Non-GAAP general and administrative expenses	20,336	14,478	3,146

Total operating costs and expenses	163,141	114,323	25,240
Share-based compensation expenses	3,831	2,188	593

Non-GAAP operating costs and expenses	159,310	112,135	24,647

Operating income	2,552	18,509	395
Share-based compensation expenses	3,831	2,188	593

Non-GAAP operating income	6,383	20,697	988

Operating margin	1.5%	13.9%	1.5%
Non-GAAP operating margin	3.9%	15.6%	3.9%

Net income	22,892	14,979	3,542
Share-based compensation expenses	3,831	2,188	593
Fair value change in contingent consideration payable	(9,725)	3,915	(1,505)

Non-GAAP net income	16,998	21,082	2,630

Net income per ADS attributable to ordinary shareholders - Basic (Note 1)	0.88	0.72	0.14
Net income per ADS attributable to ordinary shareholders - Diluted (Note 1)	0.88	0.68	0.14

Non-GAAP Net income per ADS attributable to ordinary shareholders - Basic (Note 1)	0.64	1.04	0.10
Non-GAAP Net income per ADS attributable to ordinary shareholders - Diluted (Note 1)	0.64	1.04	0.10

Weighted average shares used in calculating basic net income per ADS (Note 1)	103,636,320	49,455,270	103,636,320

Weighted average shares used in calculating diluted net income per ADS (Note 1)	104,248,979	50,092,576	104,248,979

Note 1:	Each ADS represents four common shares